UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              April 23, 2021

  Via E-Mail

  Eleazer Klein
  Schulte Roth & Zabel LLP
  919 Third Avenue
  New York, New York 10022

          Re:     MiMedx Group, Inc.
                  PREC14A filed on April 20, 2021
                  Filed by Prescience Point Capital Management LLC, et al. File No. 1-35887

  Dear Mr. Klein:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above. We have the following comments. Defined terms used here have the same meaning as in your proxy statement.

         Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. Please allow time for staff review of your revised proxy statement.

  Preliminary Proxy Statement filed on April 21, 2021

  Background of this Proxy Solicitation, page 4

  1. On page 5, you disclose that in May of 2019, Prescience Point and the Company entered into a Cooperation Agreement pursuant to which the Company agreed to nominate certain of
     Prescience Point   s nominees to the Board along with Timothy R. Wright,
the Company   s
     Chief Executive Officer       Clarify how many of Prescience Point   s
nominees were
     appointed at that time and identify those individuals. In addition, explain whether those
     Prescience nominees continue to serve on the Board of Directors.

  2. See our last comment above. To the extent that previous Prescience Point Board designees and the additional nominees for whom you are currently soliciting proxies would constitute a
 Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
April 23, 2021

   majority of the Board, revise the statements in the proxy statement that [e]ven if all of the
   Nominees are elected, the Nominees will represent a minority of the members of the
   Board

3. See our last two comments. Given that you have previously nominated several individuals who have served or currently serve on the Board, explain why the current nominees (if elected) will be able to achieve the changes for which you advocate, when your prior nominees apparently were not.

4. Describe the additional material provisions of the Cooperation Agreement between the
   Company and Prescience Point.

5. Describe the facts supporting Prescience   s assertion that the Company
committed a    material
   and incurable breach    of the Cooperation Agreement.

Proposal 3. Advisory Vote on the Company   s Named Executive Officer
Compensation, page 12

6. Explain why Prescience Point is recommending a vote against the compensation of the
   Company   s Named Executive Officers.

Proposal 5. Proposal to Amend the Charter to Destagger the Board and Elect all Directors
Annually, page 14

7. Provide support in the revised proxy statement for your assertion that the vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually.

What are    broker non-votes    and what effect do they have on the proposal?,
page 21

8. Clarify the statement here that    there will be no broker non-votes,
based on your own
   explanation of broker non-votes in the first sentence of this section.

Who is making this Proxy Solicitation and who is paying for it?, page 23

9. In the first paragraph of this section, you state that you may solicit proxies by (among other
   methods)    telegraph.    Unless you intend to use a telegraph, please
revise.
 Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
April 23, 2021


    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions